Exhibit 99.1

The Priceline Group and Ctrip Expand Partnership

The Priceline Group to Make $500 Million Investment; Global Partnership to Promote Travel to and from China

NORWALK, Conn. and Shanghai, China, August 6, 2014 . . . The Priceline Group Inc. [NASDAQ: PCLN] and Ctrip.com International, Ltd. [NASDAQ: CTRP] today announced that the two companies have expanded an existing commercial agreement to strengthen their global partnership.  In addition, The Priceline Group agreed to invest $500 million through a convertible bond and Ctrip has granted The Priceline Group permission to acquire Ctrip shares in the open market over the next twelve months, so that combined with shares convertible under the bond, The Priceline Group may hold up to 10% of Ctrip’s outstanding shares. Upon purchase of the convertible bond, The Priceline Group will acquire the right to appoint an observer to the Ctrip board of directors.

Expanding on the existing commercial relationship established in 2012, the global partnership between the world’s largest online travel group and China’s largest online travel company will significantly promote tourism to and from China by allowing Ctrip’s customers to reach The Priceline Group’s global portfolio of over 500,000 accommodations outside of the Greater China Region, and The Priceline Group’s customers to reach Ctrip’s over 100,000 accommodations in the Greater China Region.

The new terms of the agreement build upon a history of cross-promoting accommodations inventory between the companies.  The Priceline Group and Ctrip will offer their respective hotel inventory to each other on an enlarged scale with more favorable partnership terms, including an agreement to enhance promotional efforts.  Ctrip agrees to offer additional Priceline Group brand services to its customers, including inventory from rentalcars.com and OpenTable, and The Priceline Group also agrees to promote Ctrip’s other travel services to its customers, including air ticketing and attraction ticketing services.

“Ctrip is the clear leader in online travel in China and we are pleased with the growth in Ctrip bookings through Booking.com and Agoda over the last two years.  We are eager to build upon what has already become a great partnership, and thrilled to be able to offer our customers even more hotel options in China,” said Darren Huston, President & CEO of The Priceline Group.  “Travel to and from China is growing rapidly, and through this partnership, we have an opportunity to further help the world experience China, and China experience the world.”

“The Priceline Group is the global leader in online accommodations, and as such, a key strategic partner for us as we look to expand our global footprint,” said James Liang, Co-founder, Chairman and CEO of Ctrip.  “Both of our companies operate on the same philosophy to deliver exceptional products and seamless online booking experiences for our customers, and we are eager to jointly invest in improving the experience for travelers worldwide.”

About The Priceline Group

The Priceline Group [NASDAQ: PCLN] is the world leader in online travel, serving consumers and partners through six primary brands - Booking.com, priceline.com, Agoda.com, KAYAK, rentalcars.com and OpenTable. For more information, visit PricelineGroup.com.

About Ctrip

Ctrip.com International, Ltd. is a leading travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management in China.  Ctrip aggregates hotel and flight information to enable business and leisure travellers to make informed and cost-effective bookings.  Ctrip also helps customers book vacation packages and guided tours.  In addition, Ctrip corporate travel management services help corporate clients effectively manage their travel requirements.  Since its inception in 1999, Ctrip has experienced substantial growth and become one of the best-known travel brands in China.